Exhibit 99.1

IAMGOLD Files NI 43-101 Technical Report for Previously Announced Pre-feasibility Study for the Boto Gold Project

TORONTO, Feb. 21, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today the Company has filed a National Instrument 43-101 (NI 43-101") Technical Report on the pre-feasibility ("PFS") Study for the Boto Gold Project in Senegal, West Africa, reported in the Company's news release dated February 12, 2018.

The PFS was completed jointly by IAMGOLD and Lycopodium Minerals Canada Ltd., with inputs from technical studies completed by other consultants and has an effective date of December 31, 2017.

The NI 43-101 Technical Report may be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2018/21/c2279.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 17:05e 21-FEB-18